82- 4214

05012100

SC

SUPPL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
HSBC Global Custody Nominee (UK) Limited	914945	106,021
HSBC Global Custody Nominee (UK) Limited	923363	171,375
HSBC Global Custody Nominee (UK) Limited	775237	79,459
HSBC Global Custody Nominee (UK) Limited	942199	400,000
HSBC Global Custody Nominee (UK) Limited	942229	419,871
HSBC Global Custody Nominee (UK) Limited	942217	367,396
HSBC Global Custody Nominee (UK) Limited	942205	472,917
HSBC Global Custody Nominee (UK) Limited	942175	452,801
HSBC Global Custody Nominee (UK) Limited	942187	266,663
HSBC Global Custody Nominee (UK) Limited	775245	1,133,066
HSBC Global Custody Nominee (UK) Limited	130007	60,512
HSBC Global Custody Nominee (UK) Limited	770286	96,000
HSBC Global Custody Nominee (UK) Limited	357206	6,956,974
HSBC Global Custody Nominee (UK) Limited	866203	527,574
HSBC Global Custody Nominee (UK) Limited	904332	61,854
HSBC Global Custody Nominee (UK) Limited	916681	15,359

10/27

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

5 October 2005

5 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 4 October 2005 it purchased for cancellation 70,000 of its ordinary shares at a price of 1633.14 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

Man Group plc
4 October 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 3 October 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$26.52.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+3.19%
Last 12 months	+20.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
4 October 2005

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 September 2005, the Net Asset Value of Athena Guaranteed Futures Ltd was US$84.37.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	+3.75%
Last 12 months	+23.4%
Annualised return since inception	+15.5%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

28 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 September 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1641.67 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

29 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 28 September 2005 it purchased for cancellation 28,000 of its ordinary shares at a price of 1635.89 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

3 October 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 30 September 2005 it purchased for cancellation 185,000 of its ordinary shares at a price of 1659.03 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The following replaces the Director/PDMR Shareholding announcement released 30/09/05 at 16.59 under RNS number 0586S.
Please note that the figure in section 13 was incorrectly stated as 90,043 and should have read 93,043. All other details remain unchanged, and the full amended text appears below."

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MAN GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities*

DAVID MARK HOLLAND HUYTON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of David Mark Holland Huyton

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of 18 cents each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

David Mark Holland Huyton

8 State the nature of the transaction

(1) Acquisition of shares in satisfaction of the exercise of options under the Man Group Executive Share Option Scheme 2001.

(2) Sale of shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

37,145 shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0123%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

130,188 shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.043%

13. Price per *share* or value of transaction

(1) 16,225 shares acquired @ £9.245 per share

20,920 shares acquired @ £9.56 per share

(2) 130,188 shares disposed of as follows:

37,145 shares @ 1663.64 pence per share

93,043 shares @ 1665.59 pence per share

14. Date and place of transaction

30 September 2005 - London Stock Exchange

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

198,889 shares

0.066%

16. Date issuer informed of transaction

30 September 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Peter Clarke - 020 7144 1422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Peter Clarke, Company Secretary

Date of notification

30 September 2005

END

Man Group plc
27 September 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 26 September 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$25.70.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.74%
Last 12 months	+20.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
HSBC Global Custody Nominee (UK) Limited	914945	106,021
HSBC Global Custody Nominee (UK) Limited	923363	171,375
HSBC Global Custody Nominee (UK) Limited	775237	79,459
HSBC Global Custody Nominee (UK) Limited	942199	400,000
HSBC Global Custody Nominee (UK) Limited	942229	419,871
HSBC Global Custody Nominee (UK) Limited	942217	367,396
HSBC Global Custody Nominee (UK) Limited	942205	472,917
HSBC Global Custody Nominee (UK) Limited	942175	452,801
HSBC Global Custody Nominee (UK) Limited	942187	266,663
HSBC Global Custody Nominee (UK) Limited	775245	1,133,066
HSBC Global Custody Nominee (UK) Limited	130007	60,512
HSBC Global Custody Nominee (UK) Limited	770286	96,000
HSBC Global Custody Nominee (UK) Limited	357206	7,371,758
HSBC Global Custody Nominee (UK) Limited	866203	526,574
HSBC Global Custody Nominee (UK) Limited	904332	61,854
HSBC Global Custody Nominee (UK) Limited	916681	15,359

HSBC Global Custody Nominee (UK) Limited	922437	1,100
HSBC Global Custody Nominee (UK) Limited	969995	712,253
HSBC Global Custody Nominee (UK) Limited	754612	739,783
HSBC Global Custody Nominee (UK) Limited	361602	28,325
HSBC Global Custody Nominee (UK) Limited	282605	925,865
HSBC Global Custody Nominee (UK) Limited	360509	465,274
HSBC Global Custody Nominee (UK) Limited	766793	184,632
HSBC Global Custody Nominee (UK) Limited	824434	39,084
HSBC Global Custody Nominee (UK) Limited	924422	196,160
	Total	**15,294,102**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

27 September 2005

12. Total holding following this notification

15,294,102

13. Total percentage holding of issued class following this notification

5.06%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

27 September 2005

27 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 26 September 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1647.8 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

26 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 23 September 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1650.7 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

23 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 22 September 2005 it purchased for cancellation 28,000 of its ordinary shares at a price of 1613.21 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

22 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 21 September 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1618.72 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

21 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 20 September 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1631.30 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

Man Group plc
20 September 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 September 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$25.51.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.84%
Last 12 months	+19.4%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

19 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 16 September 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1642.44 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

COPY

October 6, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

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